     As filed with the Securities and Exchange Commission on June 28, 1999
                                                       Registration No.333-75991
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                             ---------------------
                                Amendment No. 2 to
                                    Form S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                             ---------------------
                         MAGAININ PHARMACEUTICALS INC.
             (Exact name of registrant as specified in its charter)

         Delaware                           2834                             13-3445668
(State or other jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer Identification No.)
incorporation or organization)          Classification No.)

                               5110 Campus Drive
                           Plymouth Meeting, PA 19462
                                 (610) 941-4020
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                          ---------------------------
                              MICHAEL R. DOUGHERTY
                     President and Chief Executive Officer
                         Magainin Pharmaceuticals Inc.
                               5110 Campus Drive
                           Plymouth Meeting, PA 19462
                                 (610) 941-4020
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------
                        Copies of all communications to:

                                 DAVID R. KING
                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                            Philadelphia, PA  19103
                                (215) 963-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[X]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED JUNE 28, 1999


     PROSPECTUS
     ----------
                                 620,540 Shares
                         Magainin Pharmaceuticals Inc.
                                  Common Stock


          This prospectus relates to 620,540 shares of common stock of Magainin Pharmaceuticals Inc. which are being offered by Genentech, Inc.


          Our common stock is quoted on the Nasdaq National Market under the symbol "MAGN." On June 24, 1999 the last reported closing price of our common stock was $1.8125 per share.

          Investing in the shares involves risks. Please refer to the Risk Factors section beginning on page 6.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                  The date of this prospectus is June 28, 1999


                                            TABLE OF CONTENTS
                                                  Page
                                            -----------------
     About this Prospectus................                  3
     Our Company..........................                  4
     Risk Factors.........................                  6
     Forward-Looking Statements...........                 16
     Where You Can Find More Information..                 16
     Use of Proceeds......................                 18
     Selling Stockholder..................                 18
     Plan of Distribution.................                 18
     Legal Opinion........................                 20
     Experts..............................                 20




                                 ABOUT THIS PROSPECTUS

     You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Genentech is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                                  OUR COMPANY

     Magainin is a biopharmaceutical company engaged in the development of medicines for serious diseases. Our development efforts are focused on anti-infectives, oncology, and pulmonary and allergic disorders.

     Our research and drug development efforts are focused on two technology platforms:

o Host-Defense Drug Discovery-we isolate and develop therapeutically active compounds from the host defense systems of animals. Our first class of compounds, the magainin peptides, represent a new class of antibiotics being developed for the treatment of infection and cancer. Our second host defense class, aminosterols, is a new class of pharmaceuticals which we believe may have multiple applications, including the control of cell proliferation.

o Asthma Genomics-we employ a range of techniques to identify genes associated with the disease process of asthma, with the objective of utilizing the optimal biologic gene targets in the development of novel therapeutics for asthma and allergy.


Magainin Peptides-Pexiganan Acetate

     Our most advanced class of compounds under development are peptide antibiotics. Discovered in the skin of the African clawed frog, these magainin peptides have demonstrated broad activity against a variety of pathogens in preclinical studies. These molecules act by puncturing the membrane of the pathogen cell, resulting in the death of the pathogen.

     Pexiganan acetate, which we formerly referred to as Cytolex, is a topical cream antibiotic and is our lead product development candidate. We have completed two pivotal Phase III clinical trials of pexiganan acetate for the treatment of infection in diabetic foot ulcers. These studies were designed as equivalence trials, with the goal of demonstrating that topically applied pexiganan acetate is comparable to orally administered ofloxacin, a quinolone antibiotic indicated for the treatment of infection, including skin and soft tissue infections. In July 1998, we submitted a New Drug Application to the U.S. Food and Drug Administration based on the results of these trials.

     In March 1999, the Anti-Infectives Drug Advisory Committee of the FDA, by a vote of 7 to 4 declined to recommend approval for pexiganan acetate. We are working with the FDA to resolve issues discussed by the advisory committee, and we expect in the future to be able to provide more specific details about our plans for pexiganan acetate.

     In February 1997, we entered into a development, supply and distribution agreement with SmithKline Beecham pursuant to which SmithKline will market and sell pexiganan acetate in North America. Under this agreement, SmithKline has paid $10.0 million to us, and may make additional payments of up to $22.5 million, upon the occurrence of certain product milestones. SmithKline will also fund a majority of development expenses for any additional indications for pexiganan acetate.

Aminosterols-Squalamine

     Squalamine is the lead product development candidate in our aminosterol program. Aminosterols are a novel class of small molecules that were discovered in the body tissues of the dogfish shark. The shark was initially examined because of its known resistance to infection and cancer. Since the discovery of squalamine, we have discovered several other of these aminosterol compounds in the shark. In preclinical testing conducted to date, certain of these compounds have demonstrated an ability to control cell growth, along with other pharmacological properties. These properties may have application in the treatment of disease indications characterized by cell proliferation, such as cancer.

     Our initial disease focus for squalamine is solid tumors. The formation of new blood vessels, or angiogenesis, is believed to be a critical factor in tumor growth. Squalamine may be of benefit in the treatment of a number of solid tumors by inhibiting new blood vessel growth required for tumor nourishment.

     We are conducting Phase II clinical testing of squalamine in patients with non-small cell lung cancer.

Asthma Genomics

     In 1996, we initiated a research program in the genomics of asthma. Genomics is the study of the effects that genes have on biological processes, and by studying the genome we are hoping to better understand and treat asthma. These efforts led to the identification of IL9, a gene that varies in DNA structure and function in asthmatic and allergic humans and animals. We maintain a research and development program to identify additional genes that may play a role in asthma. The IL9 receptor has been discovered in humans as another candidate gene responsible for asthma, and we have also identified other genes that may impact asthma. We continue to investigate the role of these genes in the allergic inflammatory response, with the objective of utilizing the optimal biologic gene targets in the development of novel therapeutics for asthma and allergy.

     In December 1998, we entered into a collaborative research and option agreement with Genentech, Inc. relating to the development of a protein therapeutic in asthma.

     Magainin was incorporated in the State of Delaware in June 1987. Our primary offices and research facility are located at 5110 Campus Drive, Plymouth Meeting, PA 19462, and our telephone number is (610) 941-4020.

                                  RISK FACTORS

     You should carefully consider the following risk factors and the other information presented in this prospectus before deciding to invest in the shares of common stock.

The Negative Advisory Committee Recommendation May Result in the FDA Denying Approval for Pexiganan Acetate, Which Would Harm Our Business.

     In March 1999, the Anti-Infectives Drug Advisory Committee of the FDA, by a vote of 7 to 4, declined to recommend approval for pexiganan acetate. We are working with the FDA to resolve issues discussed by the advisory committee, and we expect in the future to be able to provide more specific details about our plans for pexiganan acetate.

     The FDA generally follows the recommendations of its advisory committee in granting or withholding approval of new drug applications, or NDA's. As a result, we may not receive marketing approval of pexiganan acetate. This would negatively impact our ability to generate revenues in the near future. The FDA may require us to conduct further clinical studies to secure approval. This would be expensive and time consuming, and we may not be able to conduct these studies.

     Our NDA submission includes the results of two multi-center, randomized, Phase III clinical equivalence trials comparing 1% pexiganan acetate cream to ofloxacin, an oral antibiotic indicated for skin and soft tissue infections. Our equivalence trial is meant to demonstrate that pexiganan acetate is as effective as ofloxacin treatment in the treatment of infection in diabetic foot ulcers. Our NDA, as submitted, includes data analyses for a number of primary endpoints. These include clinical response of infection, overall microbiological response of infection, and therapeutic cure, which is a combination of clinical and overall microbiological cures. These endpoints were analyzed over a number of patient cohorts and timepoints. Our data package also includes extensive additional data, including microbiology data for specific pathogens and wound healing data. Certain of the data favor ofloxacin. The guidelines for conducting clinical trials of this nature have evolved since the commencement of these studies.

  The principal concerns of the advisory committee included:

o the design of our clinical studies, in that we compared our topical antibiotic to an active control, ofloxacin, as opposed to evaluating our drug against a placebo, or no treatment. Several committee members felt that a placebo study should be conducted in order to best assess the efficacy of our drug;

o difficulties prescribing physicians might have in identifying the appropriate patient group who might benefit from pexiganan acetate; and

o less favorable results at certain data points for patients in the pexiganan acetate group as compared to the ofloxacin group, particularly in the first of our two clinical studies.

   Several discussions have occurred with the FDA since the March 1999 advisory committee meeting. The issues raised at the advisory committee meeting have been discussed, and we have provided responses to additional questions and requests put forth by the FDA.

   The FDA has not yet rendered a decision as to the approvability of pexiganan acetate, or in the absence of approval, those additional development activities that will be necessary to gain approval. We expect such a decision no later than July 24, 1999, the one year anniversary of the filing of our NDA application.

   In the event pexiganan acetate is not approved, we will need to consider the feasibility of continuing the program, including the time and expense involved in conducting additional development activities, and our ability to finance these activities. We are awaiting specific feedback from the FDA before making these decisions. Additional development activities may be required by the FDA in both the clinical and manufacturing areas and may be expensive and time consuming. These activities will be largely incremental to our already existing needs to invest in alternative manufacturing processes for pexiganan acetate.

     Even if the FDA does approve our product, they may place certain restrictive conditions on the approval concerning the breadth of approved use, manufacturing requirements or the necessity of post-marketing clinical studies. These conditions could reduce the sales potential, delay market launch, require substantial additional investment or reduce the profitability of pexiganan acetate and may affect its commercial viability.

If We Do Not Gain Marketing Approval for Pexiganan Acetate and Our Other Products, We Will Continue to Incur Substantial Losses and Continue to Have Negative Results of Operations.

     To date, we have engaged primarily in the research and development of drug candidates. We have not generated any revenues from product sales and have incurred losses in each year since our inception. As of March 31, 1999, we had an accumulated deficit of approximately $136.1 million.

     Most of our proposed products are in a relatively early developmental stage and will require significant research, development and testing. We must obtain regulatory approvals for all of our proposed products prior to commercialization of the product. Our operations are also subject to various competitive and regulatory risks. As a result, we are unable to predict when or if we will achieve any product revenues. We expect to experience substantial losses in the foreseeable future as we continue our significant research, development and testing efforts, which will cause us to have continued negative results of operations.

If We Do Not Raise Additional Capital, We May Not be Able to Continue Our Research and Development Programs and May Never Commercialize Any Products.

     We will need to raise substantial additional funds in the near future to continue our research and development programs and to commercialize our potential products. If we are unable to raise such funds, we may be unable to complete our development activities for any of our proposed products, including pexiganan acetate.

     We maintained cash and investments of $18.9 million at March 31, 1999. At March 31, 1999, we had current liabilities of $10.2 million. In the absence of raising additional funds or significantly reducing expenses, we do not have sufficient resources to sustain operations beyond 1999.

     We regularly explore alternative means of financing our operations and intend to seek additional funding through various sources, including:

o  public and private securities offerings;

o  collaborative, licensing and other arrangements with third parties; and

o  debt financing, such as bank loans.

     We currently do not have any commitments to obtain additional funds, and may be unable to obtain sufficient funding in the future on acceptable terms.
If we cannot obtain funding when needed, we may need to delay, scale back or eliminate research and development programs or enter into collaborations with third parties to commercialize potential products or technologies that we might otherwise seek to develop or commercialize ourselves, or seek other arrangements. If we engage in collaborations, we will receive lower consideration upon commercialization of such products than if we had not entered into such arrangements, or if we entered into such arrangements at later stages in the product development process.

If We Do Not Develop and Maintain Relationships With Contract Manufacturers, We May Not Successfully Commercialize Our Products.

1) Contract Manufacturing:

     We currently have neither the resources, facilities nor capabilities to manufacture any of our proposed products in the quantities and quality required for commercial sale. We have no current plans to establish a manufacturing facility. We depend upon contract manufacturers for commercial scale manufacturing of our proposed products in accordance with regulatory standards. This dependence may restrict our ability to develop and deliver products on a timely, profitable and competitive basis. Additionally, the number of companies capable of producing bulk peptides on the scale that we expect to require to commercialize pexiganan acetate is limited. We may be unable to maintain arrangements with qualified outside contractors to manufacture materials at costs which are affordable to us, if at all.

     Contract manufacturers may utilize their own technology, our technology, or technology acquired or licensed from third parties in developing a manufacturing process. In order to engage another manufacturer, we may need to obtain a license or other technology transfer from the original contract manufacturer. Even if a license is available from the original contract manufacturer on acceptable terms, we may be unable to successfully effect the transfer of the technology to the new contract manufacturer. Any such technology transfer may also require the transfer of requisite data for regulatory purposes, including information contained in a proprietary drug master file held by a contract manufacturer. We will rely more heavily on a contract manufacturer that owns the drug master file because our ability to change contract manufacturers may be more limited.

     We are also currently working with outside contractors for the chemical production of squalamine. Production of squalamine and other proposed products will also require significant expenditure.

2) Abbott Laboratories:
     We have been working for many years with Abbott Laboratories in the development of a process to manufacture bulk drug substance for pexiganan acetate. We currently depend upon Abbott for the production of bulk drug substance for pexiganan acetate. If Abbott cannot manufacture bulk drug substance for pexiganan acetate we will need to secure other manufacturing arrangements. The process developed by Abbott is proprietary. If we desire to utilize, or have another party utilize, such process, we would be required to pay Abbott a license fee.

     We have an arrangement with Abbott Laboratories that initially provides for the purchase of approximately $10 million of bulk drug substance for pexiganan acetate. Since FDA approval of pexiganan acetate has not occurred, we have recorded charges to research and development expense relating to this contract. Through March 1999, we paid Abbott $656,000 under this arrangement, and we expect to make additional payments in the remainder of 1999 and 2000.

     Our prior development arrangement with Abbott provided for our issuance to Abbott of up to 500,000 shares of our Common Stock and the obligation to pay a royalty on any future sales of pexiganan acetate. When we issued stock to Abbott we were required to record a charge to earnings representing the fair value of the shares when issued. As of March 31, 1999, we have issued 250,000 shares of common stock to Abbott. Possible future stock issuances are related to the achievement by Abbott of contractual performance milestones.

3) Alternative Production Processes:
     The production of peptides, such as pexiganan acetate and other magainin peptides, is expensive relative to the production of the traditional antibiotics. We are pursuing alternative manufacturing sources, including recombinant manufacturing, in order to improve the gross margins available to us on sales of pexiganan. These programs, however, are at an early stage and will require significant expenditures over an extended period of time. Ultimately, we may be unable to develop a more cost-effective manufacturing process and, even if we develop a more cost-effective process, the FDA may not approve such a process.

4) Alternative Future Uses of Pexiganan Acetate:
     There are no currently identified alternative uses of bulk drug substance for pexiganan acetate.

We Rely on Our Marketing and Development Partners and if They Do Not Perform as Expected, We May Not Successfully Commercialize Our Products.

     We currently do not have our own sales and marketing staff. We believe that in order to successfully develop and market our products, we must enter into marketing and distribution arrangements with third parties. We also expect to delegate the responsibility for all or a significant portion of the development and regulatory approval for certain products to partners. If our partners do not develop an approvable or marketable product or do not market a product successfully, we may not achieve necessary product revenues. Additionally, we may be unable to enter into successful arrangements like these, as is required in our business.

     We maintain two collaborative relationships at the current time. We have entered into a development, supply and distribution agreement with SmithKline Beecham in North America for pexiganan acetate, and a collaborative research and option agreement with Genentech in the asthma area.

     SmithKline may terminate our agreement with them at any time. If they terminate our agreement, we would have difficulty finding an alternate partner that could market our product as effectively as SmithKline. Our sales and profits could suffer if SmithKline terminated our agreement. Future milestone payments and sales proceeds from SmithKline occur only in the event that pexiganan acetate is approved.

  Genentech may choose not to exercise its option to negotiate a fuller asthma development and commercialization agreement with us. We will need partners in this area to assist us, and we may be unable to enter into a similar agreement or find as effective a partner. Without support from partners in this area, our development and commercialization efforts would suffer.

     We do not have control over the amount and timing of resources to be devoted to our products by our collaborative partners. In the future, the interests of our collaborators may not be consistent with our interests. Collaborators may develop products independently or through third parties which could compete with our proposed products. SmithKline maintains a significant presence in the antibiotic area and currently sells a topical antibiotic product indicated for the treatment of certain skin infections.

     We may also decide to establish our own sales force to market and sell certain products. Although certain members of our management have experience in the marketing of pharmaceutical products, we have no experience with respect to marketing our products. If we choose to pursue this alternative, we will need to spend significant additional funds and devote significant management resources and time to establish a successful sales force. Given our inexperience in establishing and managing a salesforce, this effort may not be successful. With our modest financial resources, efforts in this area would be modest compared to our competitors.

If Pexiganan Acetate Does Not Achieve Market Acceptance, We May Not Achieve Any Significant Revenues.

     Even if we receive regulatory approval for pexiganan acetate, we may be unable to achieve market acceptance of the drug. Without market acceptance, we may be unable to generate revenue levels necessary for profitability.

     A number of factors may affect market acceptance of pexiganan acetate, including:

o the perception by physicians and other members of the health care community of the safety and efficacy of pexiganan acetate on an absolute basis or in comparison to other drugs;

o the price of pexiganan acetate relative to other competing treatment alternatives;

o  the availability of third-party reimbursement; and

o the effectiveness of our sales and marketing efforts relative to the sales and marketing efforts of competitors.

     In addition, side effects or unfavorable publicity concerning pexiganan acetate or comparable drugs on the market may affect our ability to obtain physician, patient or third-party payer acceptance.

If We Do Not Obtain Required Regulatory Approvals, We Will Not Be Able to Commercialize Any of Our Product Candidates.

     Numerous governmental authorities, including the FDA in the United States, regulate our business and activities. Federal, state and foreign governmental agencies impose rigorous preclinical and clinical testing and approval requirements on our product candidates. In general, the process of obtaining government approval is time consuming and costly.

     Governmental authorities may delay or deny the approval of any of our drug candidates. In addition, governmental authorities may enact new legislation or regulations that could limit or restrict our efforts. A delay or denial of regulatory approval for any of our drug candidates, particularly pexiganan acetate, could materially affect our business. Even if we receive approval of a product candidate, it may be conditioned upon certain limitations and restrictions as to the drugs used and may be subject to continuous review. If we fail to comply with any applicable regulatory requirements, we could be subject to penalties, including:

o  warning letters;

o  fines;

o  withdrawal of regulatory approval;

o  product recalls;

o  operating restrictions;

o  injunctions; and

o  criminal prosecution.

1) FDA Marketing Approval:
     The primary regulatory agency overseeing all phases of our drug development and marketing programs is the FDA. In order to obtain FDA approval, we must submit proof of safety, efficacy and quality for each of our proposed products for each treatment, which requires extensive and time consuming preclinical and clinical testing. The results of preclinical studies are submitted to the FDA as part of an Investigational New Drug Application, IND. Once the IND Application is effective, human clinical trials may be conducted. The results of the clinical trials are submitted to the FDA as part of a new drug application. Following review of the NDA, the FDA may:

o  grant marketing approval;

o  require additional testing or information; or

o  deny the application.

2) FDA Manufacturing Approval:
     Detailed manufacturing information is also required to be included in the NDA for review and approval by the FDA. All manufacturing facilities and processes must comply with the good manufacturing practice regulations prescribed by the FDA. All manufacturers must, among other things, pass an inspection of their plants and provide detailed manufacturing records and
processes.   Among other things, it must be demonstrated that:

o the drug product can be consistently manufactured at the same quality standard;

o  the drug product is stable over time; and

o the level of chemical impurities in the drug product are under a designated level.

     Peptides are an especially difficult group of compounds to manufacture at these standards, particularly in the quantities at which we anticipate pexiganan acetate will be required to be manufactured. Additionally, there have been a number of changes over time in the manufacture of pexiganan acetate bulk drug substance and final drug, including changes in process, scale and vendors. It is necessary to demonstrate the product has been consistently manufactured over time despite such changes.

     Manufacturing inspections must be successfully conducted and completed prior to any FDA approval of pexiganan acetate. The FDA's review of manufacturing for pexiganan acetate is on-going. Inspections have been carried out at our facility and at our contract manufacturers. The FDA has issued observations of failures to comply with good manufacturing practices. We have submitted responses to these observations, which are considered by the FDA in their continuing review of the approvability of pexiganan acetate. The FDA may require corrective actions to be taken, or additional studies to be undertaken, which may prevent or delay the commercialization of pexiganan acetate.

3) Ongoing FDA Oversight:
     We will continue to be subject to regulation by the FDA even after our drug products have been approved and commercialized. Among other things, the FDA may:

o require additional submissions if there are any modifications to the drug product including, for example, any changes in manufacturing process, labeling, or manufacturing facility;

o require post-marketing testing and surveillance to monitor the effects of approved drug products; and

o enforce conditional approvals that restrict the commercial applications of a drug product.

     Further, the FDA has numerous requirements governing labeling, promotional material, storage, record keeping and reporting.

     The Prescription Drug User Fee Act of 1992 imposes substantial fees on a one-time basis for applications for approval, and on an annual basis for manufacturing and marketing, of prescription drugs.

4) Other Regulatory Bodies:

     We are also subject to regulation by other regulatory authorities, including the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Drug Enforcement Agency and the United States Department of Agriculture, and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes. In the future, we may be subject to additional federal, state or local regulations.

     Drug product marketing outside the United States is subject to foreign regulatory requirements which may or may not be influenced by FDA approval. While the requirements vary widely from country to country, generally, the drug product must be approved by a foreign regulatory authority comparable to the FDA prior to marketing the product in those countries. The time required to obtain foreign approvals may be longer than that in the United States.

     In the future, we may be subject to additional federal, state or local regulations or additional fees. Efforts are continually underway to reform federal regulation of drug products. Although some of these changes could streamline and otherwise benefit development, marketing and related requirements for drugs, others could increase regulatory requirements.

If We Are Not Able to Innovate and Develop Products as Rapidly as Our

Competitors, Our Products may Not Achieve Market Acceptance.

     The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are conducting research and development activities in a number of areas similar to our fields of interest. We are aware that research on compounds derived from animal host-defense systems is being conducted by others. Many companies are also currently involved in research and development activities focused on the pathogenesis of disease, and the competition among companies attempting to find genes responsible for disease
is intense.   Furthermore, many companies are engaged in the development and sale of products, such as traditional antibiotics, which may be, or are, competitive with our proposed products. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than we have. We will also face competition from companies using different or advanced techniques that may render our products obsolete.

We expect technological developments in the biopharmaceutical field to occur at a rapid rate and expect competition to intensify as advances in this field are made. Accordingly, we must continue to devote substantial resources and efforts to research and development activities in order to maintain a competitive position in this field. Our compounds, products or processes may become obsolete before we are able to recover a significant portion of our research and development expenses. We will be competing with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with our proposed products.

     Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with our technology. In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with us in recruiting highly qualified scientific personnel.

     Pexiganan acetate may not be successfully marketed against oral antibiotics for the treatment of infection in diabetic foot ulcers. These infections have historically been treated with systemically administered antibiotics, which may be perceived by some medical professionals as having certain advantages over pexiganan acetate. In addition, we may be unable to manufacture pexiganan acetate at a cost which will allow it to be sold at a competitive price relative to oral antibiotics or other topical antibiotics that may be used for this indication.

     Many companies are working to develop and market products intended for the additional disease areas being targeted, including cancer and asthma. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect their interests. In the cancer field, anti-angiogenic agents are under development at a number of companies. In the asthma field, other biopharmaceutical companies have also reported the discovery of genes relating to asthma.

We Depend on Our Intellectual Property and If We Are Unable to Protect Our Intellectual Property, We May Not Realize Optimal Value from Our Technology.

1) Patents:
     Our success depends, in part, on our ability to develop and maintain a strong patent position for our products and technologies both in the United States and other countries. As with most biotechnology and pharmaceutical companies, our patent position is highly uncertain and involves complex legal and factual questions. Without patent and other protections, other companies could offer substantially identical products for sale without incurring the sizeable development and testing costs that we have incurred. Our ability to recoup these expenditures and profit could be diminished.

     We cannot be certain that:

o  patents will issue from any of these patent applications;

o  our patent rights will be sufficient to protect our technology;

o our patents will not be successfully challenged or circumvented by our competitors; or

o  our patent rights will provide us with any commercial advantages.

     The process of obtaining patent rights can be time consuming and expensive. Even after significant expenditure, a patent may not issue. We can never be certain that we were the first to develop the technology or that we were the first to file a patent application for the particular technology because U.S. patent applications are maintained in secrecy until a patent issues and publications in the scientific or patent literature lag behind actual discoveries.

     Even after we are issued patent rights, we cannot be certain that:

o  others will not develop similar technologies or duplicate the technology;

o  others will not design around the patented aspects of the technology;

o we will not be obliged to defend ourselves in court against allegations of infringement of third-party patents;

o  our issued patents will be held valid in court; and

o an adverse outcome in a suit would not subject us to significant liabilities to third parties, require rights to be licensed from third parties, or require us to cease using such technology.

     The cost of litigation can be substantial, regardless of the outcome.

2) Potential Ownership Disputes:

     There may be disputes arising as to the ownership of our technology. Most of our research and development team previously worked at other biotechnology companies, pharmaceutical companies, universities, or research institutions. These entities may raise questions as to when the technology was developed, and assert rights to the technology. These kind of disputes have occurred in the past. We may not prevail in any such disputes.

     Similar technology ownership disputes may arise in the context of consultants, vendors or third parties, such as contract manufacturers. For example, our consultants are employed by or have consulting agreements with third parties. There may be disputes as to the capacity in which consultants
                                    -
are operating when they make certain discoveries. We may not prevail in any such disputes.

3) Other Intellectual Property:

     In order to protect our proprietary technology and processes, we also rely on trade secrets and confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. We may find that these agreements will be breached, or that our trade secrets have otherwise become known or independently developed or discovered by our competitors.

     Certain of our exclusive rights to patents and patent applications are governed by contract. Generally, such contracts require that we pay royalties on sales of any products which are covered by patent claims. If we are unable to pay the royalties we may lose our patent rights. Additionally, some of these agreements also require that we develop the licensed technology under certain timelines. If we do not adhere to an acceptable schedule of commercialization, we may lose our patent rights.

If We Cannot Recruit and Retain Qualified Management, We May Not Be Able to Successfully Develop and Commercialize Our Products.

     We depend to a considerable degree on a limited number of key personnel. Many key responsibilities have been assigned to a relatively small number of individuals. We do not maintain "key man" insurance on any of our employees. The loss of certain management and technical personnel could adversely affect our ability to develop and commercialize products.

We are Subject to Product Liability Claims, Which Could result in Significant Expense if a Claim Arose.

     We are subject to significant potential product liability risks inherent in the testing, manufacturing and marketing of human therapeutic products, including the risk that:

o our proposed products cause some undesirable side effects or injury during clinical trials;

o  our commercialized products cause undesirable side effects or injury; or

o  third parties that we have agreed to indemnify incur liability.

     While we carry insurance, this coverage is expensive and we may be unable to maintain adequate coverage at acceptable terms.

If We Do Not Receive Adequate Third-Party Reimbursement for Any of Our Drug Candidates, Some Patients May Be Unable to Afford Our Products, and Sales Could Suffer.

     In both the United States and elsewhere, the availability of reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations impacts prescription pharmaceutical sales. These organizations are increasingly challenging the prices charged for medical products and services, particularly where they believe that there is only an incremental therapeutic benefit which does not justify the additional cost. Coverage and reimbursement may not be available for our proposed products or, if available, may not be adequate. Without insurance coverage, many patients may be unable to afford our products, and we may not reach optimal sales levels.

     There has also been a trend toward government reforms intended to contain or reduce the cost of health care. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government control.

     We expect this reform trend to continue, but we cannot predict the nature
or extent of any reform that results.   It is possible that reform could impact
pharmaceutical marketing and pricing. Not only would this affect our profit margins, it could adversely affect our ability to obtain financing for the
      -
continued development of our proposed products. Furthermore, reforms could have a broader impact by limiting overall growth of health care spending, such as Medicare and Medicaid spending, which could also adversely effect our business.

Our Stock Price Is Extremely Volatile Due to a Number of Factors.

  The market prices and trading volumes for securities of biopharmaceutical and biotechnology companies, including ours, have historically been, and may continue to be, highly volatile. Future events affecting our business or that of our competitors may significantly impact our stock price, including:

o  product testing results,

o  technological innovations,

o  new commercial products,

o  government regulations,

o  proprietary rights,

o  regulatory actions, and

o  litigation.

     Some of they factors are beyond our control.

We May be Subject to Year 2000 Compliance Risks, Which Could Disrupt Our
                                               -
Operations and the Operations of Our Collaborators.

     We use computers in various aspects of our business, and are therefore exposed to Year 2000, Y2K, problems. If unresolved, these computer system problems could result in operational delays, financial miscues, manufacturing errors, lost clinical data or other unforeseen consequences. In mid-1998, we initiated a compliance program with the following objectives:

o  identifying potentially non-compliant internal systems;

o  updating and/or replacing aging hardware;

o  upgrading or updating software/network systems;

o  assuring company-wide Y2K compliance;

o  assessing third-party risks; and

o  establishing contingency plans for any third-party risks identified.

     We have identified, through internal testing and discussions with significant vendors, that some administrative computers and software, as well as some laboratory systems used for research, are not Y2K compliant. In order to make these systems compliant, we have elected to replace hardware or upgrade software systems. We expect to have critical internal systems and computers Y2K compliant by November 1, 1999 at a cost of less than $100,000. We would likely have considered replacing or upgrading certain computers and systems independent of Y2K concerns.

     We are in the process of contacting significant vendors to determine the extent of third-party Y2K risks. Most third-parties have advised us that they will make every effort to be compliant prior to December 31, 1999; however, these third-parties could not provide us with assurances that they will be compliant on a timely basis. We have important third-party relationships with sales and marketing partners, manufacturers and clinical study administrators. None of our contracts with these vendors address Y2K problems or their remediation or prevention, and no assurances of compliance can be given by these parties. We will continue to monitor the progress of these third-party vendors and will adjust our contingency plans if any significant risks are identified. Necessary contingency plans or remedies could be expensive.

     In a worst case scenario, we could experience delays in receiving R&D supplies, commercial supplies and accessing data on patients enrolled in clinical studies. These delays could slow commercialization efforts and research and development programs, or impact our ability to effectively manage and monitor these programs. Our Y2K compliance program is expected to reduce our level of uncertainty about internal Y2K problems and, in addition, about the Y2K compliance and readiness of significant third-parties with which we conduct business.

The Exercise of Options and Warrants and Other Issuances of Shares Could have Dilutive Effect on Our Stock Price.

     As of December 31, 1998, there were outstanding options to purchase an aggregate of 3,588,000 shares of our common stock at prices ranging from $0.002 per share to $16.75 per share, of which approximately 2,022,000 were exercisable as of such date. Also outstanding at December 31, 1998 were warrants to purchase 229,739 shares of our common stock exercisable at $8.00 per share, a warrant to purchase 300,000 shares of our common stock, exercisable at $7.50 per share, and warrants to purchase an aggregate of 1,030,905 shares of our common stock, exercisable from $5.99-$8.31 per share, subject to adjustment. Exercise of options and warrants at prices below the market price of the our common stock could adversely affect the price of our common stock. Additional dilution may result from the issuance of shares in connection with collaborations or manufacturing arrangements, or in connection with other financing efforts.

                          FORWARD-LOOKING STATEMENTS

          Our disclosure and analysis in this prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to present or anticipated scientific progress, development of potential pharmaceutical products, future revenues, capital expenditures, research and development expenditures, future financing and collaborations, personnel, manufacturing requirements and capabilities, and other statements regarding matters that are not historical facts or statements of current condition.

     Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in the discussion below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide the following cautionary discussion of risks and uncertainties relevant to our business. These are factors that we think could cause our actual results to differ materially from expected results. Other unanticipated occurrences besides those listed here could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the securities with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.

     The documents that we are incorporating by reference are:

o Our Annual Report on Form 10-K for the year ended December 31, 1998, SEC file 000-19651;

o Our Current Report on Form 8-K filed with the SEC on January 7, 1999, SEC file 000-19651;

o Our Current Report on Form 8-K filed with the SEC on March 15, 1999, SEC file 000-19651;

o Our Quarterly Report on Form 10-Q for the three months ended March 31, 1999, SEC file 000-19651; and

o The description of our common stock which is contained in our Form 8-A registration statement filed with the SEC on November 7, 1991 and amended on January 15, 1993, SEC files 33-43579 and 000-19651 respectively.

     Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

     If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. We will provide such documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests to Michael R. Dougherty, President and Chief Executive Officer, Magainin Pharmaceuticals Inc., 5110 Campus Drive, Plymouth Meeting, PA 19462, (610) 941-5228.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of the shares by Genentech.

                              SELLING STOCKHOLDER

             Prior to this offering, Genentech owned 620,540 shares of our Common Stock, all of which are being offered for registration at this time. Accordingly, Genentech will not own any of our shares following completion of this offering. The shares are being registered to permit public secondary trading of the shares, and Genentech may offer the shares for resale from time to time. See "Plan of Distribution."

             In recognition of the fact that Genentech may wish to be legally permitted to sell its shares when it deems appropriate, we have filed a registration statement with the SEC with respect to the resale of the shares by Genentech from time to time on the Nasdaq National Market or in privately-negotiated transactions and have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the shares are no longer required to be registered for the sale thereof by Genentech.

             We entered into an agreement with Genentech, under which we granted Genentech certain rights to IL9. In connection with this arrangement, Genentech purchased the shares from us in a private placement transaction.




                              PLAN OF DISTRIBUTION

             We will receive no proceeds of any sales of the shares, but will incur expenses in connection with the offering. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth here or in the accompanying prospectus supplement. Genentech reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

             Genentech may from time to time, in one or more transactions, sell all or a portion of the shares on the Nasdaq National Market, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by Genentech and, at the time of such determination, may be higher or lower than the market price of the shares on the Nasdaq National Market. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of shares for whom they may act as agents, and underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares may be sold include:

      o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

      o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

      o      privately negotiated transactions; and

      o      underwritten transactions.

             Genentech and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by Genentech and any commissions received by these broker-dealers may be deemed to be underwriting commissions under the Securities Act.

             When Genentech elects to make a particular offer of shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from Genentech and any other required information.

             In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

             We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of counsel and our accountants. We will pay any brokerage fees and commissions, fees and disbursements of legal counsel for Genentech and stock transfer and other taxes attributable to the sale of the shares. We also have agreed to indemnify Genentech and their respective officers, directors and trustees and each person who "controls", within the meaning of the Securities Act, Genentech against certain losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. Genentech has agreed to indemnify us, our officers and directors and each person who "controls" Magainin against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to us by Genentech.

                                 LEGAL OPINION

     Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, will pass on the validity of the shares.

                                    EXPERTS

     The financial statements of Magainin Pharmaceuticals Inc. as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus and in the registration statement, and upon the authority of KPMG LLP as experts in accounting and auditing.

                                      PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table shows the estimated expenses of the issuance and distribution of the securities offered hereby.



           Commission fee......................................................      $317.50
           Nasdaq listing fee..................................................   $12,410.80
           Legal fees, accounting fees and expenses............................   $22,000.00


                     Total.....................................................   $34,728.30
                                                                                  ==========


All of the amounts shown are estimates except for the fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers.

Item 15.  Indemnification of Directors and Officers

          Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.
Article 9 of the Company's By-Laws provides for the indemnification of directors, officers, employees and agents of the Company to the maximum extent permitted by the Delaware General Corporation Law. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          The Company's By-laws permit it to purchase insurance on behalf of such person against any liability asserted against him and incurred by him in any such capacity, or arising out of his status a such, whether or not the Company would have the power to indemnify him against such liability under the foregoing provision of the By-laws.

Item 16.  List of Exhibits

The exhibits filed as part of this registration statement are as follows:

Exhibit
Number                Description
------                -----------

5.1** Opinion of Morgan, Lewis & Bockius LLP regarding legality of securities being registered.

23.1 Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2*     Consent of KPMG LLP

24.1**    Powers of Attorney (included on signature page).

-------
*  Filed herewith.
** Previously filed.

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Restated Certificates of Incorporation, its By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraph (I)(i) and 1(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                       SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Plymouth Meeting, Pennsylvania, on this 28th day of June, 1999.

                              MAGAININ PHARMACEUTICALS INC.

                              BY:      /s/ Michael R. Dougherty
                                    ----------------------------------
                                    Michael R. Dougherty
                                    President, Chief Executive Officer, and
                                    Chief Financial Officer and Director


          Signature                        Title                                          Date
          _________                        _____                                          ____

 /s/Zola P. Horovitz, Ph.D.*        Chairman of the Board                             June 28, 1999
----------------------------------
Zola P. Horovitz, Ph.D.

 /s/Bernard Canavan, M.D.*          Director                                          June 28, 1999
----------------------------------
Bernard Canavan, M.D.

 /s/Michael R. Dougherty*           President, Chief Executive Officer, Chief         June 28, 1999
----------------------------------  Financial Officer and Director
Michael R. Dougherty                (Principal Executive, Financial and Accounting
                                    Officer)

 /s/Roy C. Levitt, M.D.*            Chief Operating Officer and Director              June 28, 1999
----------------------------------
Roy C. Levitt, M.D.

 /s/Charles A. Sanders, M.D.*
----------------------------------  Director                                          June 28, 1999
Charles A. Sanders, M.D.

 /s/Robert F. Shapiro*              Director                                          June 28, 1999
----------------------------------
Robert F. Shapiro

 /s/James B. Wyngaarden, M.D.*      Director                                          June 28, 1999
----------------------------------
James B. Wyngaarden M.D.

 /s/Michael A. Zasloff, M.D.,       Vice Chairman, Executive Vice President and       June 28, 1999
  Ph.D.*                            Director
----------------------------------
Michael A. Zasloff, M.D., Ph.D.

*          Signed by Michael R. Dougherty as true and lawful power of attorney.

Exhibit
Number          Document
---------  --------------------
5.1**      Opinion of Morgan, Lewis & Bockius LLP regarding
           legality of  Securities being registered.

23.1 Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

23.2*      Consent of KPMG LLP

24.1**     Powers of Attorney (included on the signature page).
__________

* Filed herewith.
**  Previously filed.